

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2011

Via U.S. Mail

Mr. Jacques Esculier, Chief Executive Officer
WABCO Holdings Inc.
Chaussée de Wavre, 1789
1160 Brussels, Belgium

> **Re: WABCO Holdings Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-33332**

Dear Mr. Esculier:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 38
Consolidated Balance Sheets, page 40

1. Please tell us the nature of the items which comprise other accrued liabilities of $106.9 million and $65.3 million at December 31, 2010 and 2009, respectively and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in a note to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X.

Notes to Consolidated Financial Statements, page 43
Note 2. Summary of Significant Accounting Policies, page 43
Revenue Recognition, page 44

2. We note from page 4 that the company continues to offer an array of services, such as diagnostics, training, and other services. In this regard, to the extent such service revenues are material, please revise future filings to disclose your accounting policies for recognition of service revenues. Furthermore, if service revenue is greater than 10% of total revenues, please state separately on the face of the income statement in accordance with Rule 5-03 of Regulation S-X. Costs of revenues should also be similarly revised.

Note 4. Streamlining Expenses, page 49

3. Please revise future filings to include all disclosures required by ASC 420-10-50-1. Specifically, you are required to disclose for each major type of costs associated with the exit or disposal activity (1) the total amount to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date and (2) a reconciliation of the beginning and ending activity.

Note 5. Capital Stock, page 50

4. We note from page 52 that the company's expected future dividend yield has fluctuated in recent reporting periods. We further note that the dividend yield from 2008 to 2009 increased significantly, despite the company's decision to discontinue dividends after the first quarter 2009. In this regard, please explain to us why the company believed it was appropriate to increase the dividend yield during 2009 in light of the circumstances. We may have further comment upon receipt of your response.

Note 11. Retirement Benefits, page 55

5. Your disclosure on page 57 indicates that all pension assets are measured using level 1 inputs. In this regard, please tell us the nature of the investments in the line item "Other, including real estate" and why such assets qualify to be measured using level 1 inputs.

Note 14. Income Taxes, page 60

6. Please tell us the nature of the deferred tax adjustment line item "Foreign earnings taxed at other than 35%, net of valuation allowance."

Note 19. Quarterly Data, page 65

7. We note that in the second quarter of 2010, the company recorded a large net loss due mainly to the fine imposed by the European Commission of $400 million. Please revise your disclosure in future filings to explain the reason(s) for changes in your operating results. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief